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                                                                                           Exhibit 99(d)

                           Entergy Mississippi, Inc.
           Computation of Ratios of Earnings to Fixed Charges and
    Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                                                                                    Sept
                                                               1993      1994      1995       1996       1997       1998

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Fixed charges, as defined:
  Total Interest                                                55,359    52,764    51,635     48,007     45,274     41,937
  Interest applicable to rentals                                 1,264     1,716     2,173      2,165      1,947      1,979
                                                              -------------------------------------------------------------

Total fixed charges, as defined                                 56,623    54,480    53,808     50,172     47,221     43,916

Preferred dividends, as defined (a)                             12,990     9,447     9,004      7,610      5,123      4,677
                                                              -------------------------------------------------------------

Combined fixed charges and preferred dividends, as defined     $69,613   $63,927   $62,812    $57,782    $52,344    $48,593
                                                               ============================================================

Earnings as defined:

  Net Income                                                  $101,743   $48,779   $68,667    $79,210     66,661     75,602
  Add:
    Provision for income taxes:
    Total income taxes                                          55,993    12,476    34,877     41,107     26,744     33,108
    Fixed charges as above                                      56,623    54,480    53,808     50,172     47,221     43,916
                                                              -------------------------------------------------------------
Total earnings, as defined                                    $214,359  $115,735  $157,352   $170,489   $140,626   $152,626
                                                              =============================================================

Ratio of earnings to fixed charges, as defined                    3.79      2.12      2.92       3.40       2.98       3.48
                                                              =============================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                  3.08      1.81      2.51       2.95       2.69       3.14
                                                              =============================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

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